FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of December 2008

National Bank of Greece S.A.

(Translation of registrant’s name into English)

86 Eolou Street, 10232 Athens, Greece

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F)

Form 20-F         ☒    Form 40-F         ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes         ☐    No         ☒

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                ]

NATIONAL BANK OF GREECE

ANNOUNCEMENT

NBG DELISTS ITS SHARES FROM THE NASDAQ OMX COPENHAGEN EXCHANGE

National Bank of Greece S.A. (NBG) announces that it has applied for delisting of its shares from the NASDAQ OMX Copenhagen Exchange effective from Monday, 29 December 2008.

This decision has been based on the fact that NBG securities are not traded, although admitted to trading, on the NASDAQ OMX Copenhagen Exchange.  Furthermore, it is noted that NBG’s shares are currently listed on the Athens Stock Exchange and ADRs on the New York Stock Exchange.

In view of the fact that NBG’s shares are not traded on the NASDAQ OMX Copenhagen Exchange, the delisting of its shares from the said Exchange will not affect any stockholders’ interests or market functions.

Athens, 18 December 2008

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

National Bank of Greece S.A.

/s/ Ioannis Pehlivanidis

(Registrant)

Date : 23rd December, 2008

Vice Chairman - Deputy Chief Executive Officer